EXHIBIT 1.3

                          CERTIFICATE OF INCORPORATION

                                ON CHANGE OF NAME

                               Company No. 3608347

The Registrar of Companies for England and Wales hereby certifies that

TOWNPAGESNET.COM PLC

having by special resolution changed its name, is now incorporated under the name of

TPN HOLDINGS PLC

Given at Companies House, Cardiff, the 2nd March 2001.






                                                Mrs. J. Jenkins

                                       For The Registrar Of Companies



                                 COMPANIES HOUSE